RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

15 November 2002

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's results for the six month period ended 30 September 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

PP Ellen Stifel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

RICHEMONT

INTERIM RESULTS

Richemont, the Swiss luxury goods group, announces its unaudited results for the six-month period ended 30 September 2002

	September 2002	September 2001	
Sales	**€ 1 784 m**	€ 1 836 m	- 3%
Operating profit	**€ 185 m**	€ 253 m	- 27%
Attributable profit			
- parent and subsidiaries	**€ 134 m**	€ 165 m	- 19%
- share of associated companies	**€ 270 m**	€ 260 m	+ 4%
- the Group	**€ 404 m**	€ 425 m	- 5%
Earnings per unit – fully diluted basis	**€ 0.716**	€ 0.754	- 5%

The results presented above exclude the effects of exceptional items reported by associated companies and goodwill amortisation from the results of both periods.

- Sales for the first six months declined by 3 per cent to € 1 784 million. Excluding the adverse effect of exchange rate movements, however, sales increased by 1 per cent.
- Jewellery sales, being principally through Cartier and Van Cleef & Arpels, grew by 1 per cent in the period, whilst watch sales reported a decline of 3 per cent.
- Sales in Europe declined by 4 per cent, reflecting depressed market conditions and the reduction in tourist traffic in the region. Sales in Asia declined by 3 per cent. However, at comparable rates of exchange, sales in Japan grew by 5 per cent; sales in the rest of the Asia region grew at a similar rate. In the Americas, sales increased by 10 per cent in dollar terms with strong performances by Cartier and Montblanc; on translation into euros, however, sales in the region grew by 2 per cent.
- The decline in sales in euro terms, together with a slight weakening in the gross margin percentage and a 3 per cent increase in operating expenses, resulted in an overall decline in operating profit of 27 per cent.
- The Group's equity accounted share of the results of its investment in British American Tobacco amounted to € 270 million, an increase of 4 per cent compared to the prior year.
- Earnings per unit for the period on a fully diluted basis decreased by 5 per cent from € 0.754 to € 0.716.

Commentary

Commenting on the results, Mr Johann Rupert, Executive Chairman, said:

"Richemont's results for the first six months of this financial year are in line with our expectations. The slowdown in sales - in particular in Europe - combined with the strengthening of the euro against both the dollar and the yen has contributed to the fall in operating profit for the period.

Sales in euros during the months of September and October have shown modest growth compared to the same period last year. It is, however, doubtful as to whether this represents a real pick-up in demand, as this must be viewed against the extremely depressed sales levels experienced during September and October 2001.

I would stress that we continue to view the outlook for the remainder of the current financial year with the utmost caution. We live in a period of chronic uncertainty in terms of global events. Whilst I would expect that the rate of decline in operating profit for the year as a whole should be less than that experienced in the first six-month period, such a view is, of course, predicated upon there being no further deterioration in market sentiment as a consequence of events outside our control".

Index

	Page
Business review	3
Consolidated profit and loss account	6
Associated company – British American Tobacco	7
Consolidated cash flow statement	8
Consolidated balance sheet	9
Changes in unitholders' funds	10

Appendices

1.	Consolidated profit and loss account on a reported basis	11
2.	Exchange rates used in the preparation of this report	13

Business review

Sales and operating profit

During the period under review, the Group's results were influenced by the continuing weakness of the economic environment generally and the decline in tourism, in particular. In addition, the appreciation of the euro in the first six months of the financial year has had a dampening effect on reported sales for the period, which showed a decline of 3 per cent compared to the prior year. At constant rates of exchange, however, sales increased by 1 per cent.

	Sept 2002 € m	Sept 2001 € m	
Sales	**1 784**	1 836	- 3%
Cost of sales	**(635)**	(644)	
Gross margin	**1 149**	1 192	- 4%
Net operating expenses	**(964)**	(939)	+ 3%
Operating profit	**185**	253	- 27%

The decline in sales, combined with a slight weakening in the gross margin percentage as a consequence of the strong Swiss franc, has resulted in a 4 per cent decline in gross margin for the period.

Operating expenses showed an increase of 3 per cent. This reflects management's commitment to limit the rate of growth in operating costs. This growth is a consequence of further expansion of the Group's retail network together with investments in building distribution capacity and after-sales service centres, particularly in respect of Jaeger-LeCoultre, IWC and A. Lange & Söhne in various territories.

The decline in sales and gross margin percentage for the period, combined with the increase in operating expenses, resulted in a reduction in operating profit of 27 per cent.

Sales by product line

	Sept 2002 € m	Sept 2001 € m		
Jewellery	**397**	394	+	1%
Watches	**847**	877	-	3%
Writing instruments	**130**	129	+	1%
Leather goods	**125**	138	-	9%
Clothing and other	**285**	298	-	4%
	1 784	1 836	-	3%

Jewellery sales continued to benefit from demand for the jewellery collections of Cartier, Van Cleef & Arpels and Piaget. Van Cleef & Arpels, in particular, reported excellent sales growth in the period, albeit from a relatively low base. Watch sales declined by 3 per cent for the period. In general, sales of steel and steel and gold watches performed better than precious metal and jewellery watches. Menswear sales benefited from good sales in the seasonal collections of Dunhill and Hackett. Chloé also performed well during the period. Declines within the fragrance and eyewear product categories, largely attributable to the downturn in travel-related business, negatively impacted the "clothing and other" category overall.

Sales by region

	Sept 2002 € m	Sept 2001 € m		
Europe	**779**	815	-	4%
Asia	**667**	688	-	3%
Japan	**326**	337	-	3%
Asia-Pacific	**341**	351	-	3%
Americas	**338**	333	+	2%
	1 784	1 836	-	3%

Depressed market conditions and a reduction in tourism in Europe have negatively impacted the Group's sales in the region, which declined by 4 per cent compared to the prior year.

Sales in Asia declined by 3 per cent. However, at comparable rates of exchange, sales in Japan grew by 5 per cent; sales in the rest of the Asia region grew at a similar rate.

In the Americas, sales increased by 10 per cent in dollar terms with strong performances by Cartier and Montblanc; on translation into euros, however, sales in the region grew by 2 per cent.

Sales by distribution channel

	Sept 2002 € m	Sept 2001 € m		
Retail sales	**711**	722	-	2%
Wholesale sales	**1 073**	1 114	-	4%
	1 784	1 836	-	3%

Retail sales showed a 2 per cent decline compared to the prior year, whilst wholesale sales reported a 4 per cent decline. The percentage of retail sales to total sales increased marginally from 39.3 per cent to 39.9 per cent, reflecting further investment in the Group's retail infrastructure. At 30 September 2002, the Group operated some 540 owned stores with a further 344 operated by external partners.

Consolidated profit and loss account

The summary profit and loss account as well as the earnings per unit information set out below is presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items from the results of both periods. A reconciliation of the profit and loss account on this basis to the result on a reported basis is presented as an appendix to this announcement.

	Sept 2002 **€ m**	Sept 2001 € m
Operating profit	**185**	253
Net investment expense	**(16)**	(26)
Profit before taxation	**169**	227
Taxation	**(37)**	(65)
Profit after taxation	**132**	162
Minority interests	**2**	3
Attributable profit of the parent and its subsidiaries	**134**	165
Share of attributable profit of associate - British American Tobacco	**270**	260
Attributable profit of the Group	**404**	425
Earnings per unit – basic	**€ 0.725**	€ 0.761
Earnings per unit – fully diluted	**€ 0.716**	€ 0.754

Earnings per unit

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 556.9 million units (2001: 558.2 million units) and the attributable profit of the Group on an adjusted basis of € 404 million (2001: € 425 million) for the period. The number of units outstanding takes into account the effects of the Group's unit buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit on an adjusted basis for the period of € 411 million (2001: € 433 million) which reflects the notional additional interest of € 7 million (2001: € 8 million) which would have accrued to the company had the full number of units been outstanding during the period.

Associated company – British American Tobacco

The Group's 21 per cent share of the results of British American Tobacco increased by 4 per cent to € 270 million for the six-month period ended 30 September 2002.

During the six-month period under review, Richemont received a total of € 258 million in dividends from British American Tobacco. This comprised both the final dividend in respect of British American Tobacco's financial year ended 31 December 2001 and the 2002 interim dividend, received during September.

British American Tobacco performed well in the nine-month period to end September with adjusted diluted earnings per share increasing by 8 per cent from 45.80 pence to 49.47 pence. Sales volumes for the period totaled 579.3 billion cigarettes, with British American Tobacco's four global brands Lucky Strike, Kent, Dunhill and Pall Mall achieving sales growth of 9 per cent.

Profit for the America-Pacific region for the nine-month period showed an increase of 4 per cent to £769 million. The company's operations in the United States increased market share and profit, while strong volume increases in South Korea more than offset the lower volumes in Canada. Total regional volume was 2 per cent ahead at 80 billion cigarettes.

In Europe a profit increase of 6 per cent to £412 million was achieved, as a result of solid performances in Germany, Russia, Ukraine, France and Switzerland, with volumes in line with last year.

In the Asia-Pacific region profit was 5 per cent lower, mainly as a result of markedly reduced duty-free sales volumes, while in the Africa and Middle East region the severe devaluation of the South African Rand, the costs incurred in setting up the new operation in Turkey and lower duty-free sales contributed to a decrease in profit of 18 per cent to £45 million.

British American Tobacco's businesses in Latin America performed well in exceptionally difficult economic circumstances, recording a profit decline of 4 per cent despite the currency devaluations in many countries and a fall in volume of 6 per cent.

Consolidated cash flow statement

	Sept 2002 € m	Sept 2001 € m
Operating profit	**185**	253
Depreciation and other non-cash items	**74**	91
Increase in working capital	**(160)**	(378)
Net cash inflow / (outflow) from operating activities	**99**	(34)
Dividends received from associates	**258**	228
Returns on investments and servicing of finance	**(16)**	(24)
Taxation paid	**(56)**	(117)
Net acquisitions of tangible fixed assets	**(66)**	(147)
Buy-back of Richemont units	**(31)**	-
Other acquisitions and investments	**(16)**	(154)
Net cash inflow / (outflow) before financing activities	**172**	(248)
Repayment of long-term borrowings	**(164)**	(69)
Dividends paid	**(178)**	-
Other financing activities	**18**	-
Equity contribution by minority	**-**	20
Exchange rate effects	**54**	23
Decrease in cash, cash equivalents and short-term borrowings	**(98)**	(274)
Cash and cash equivalents at beginning of period	**(723)**	(375)
Cash and cash equivalents at end of period	**(821)**	(649)

Net cash inflow from operating activities during the period amounted to € 99 million, the cash flow from operations being partially offset by an increase in working capital.

Dividends received from associates reflects the dividends received from British American Tobacco, being the final dividend in respect of British American Tobacco's financial year ended 31 December 2001 and the interim dividend in respect of the 2002 financial year.

In terms of the Group's unit buy-back programme, a further 1.6 million units were acquired during the period at an aggregate cost of € 31 million.

Dividends paid represents the Groups appropriation of earnings for the year ended 31 March 2002, paid on 30 September 2002. In the previous financial year, the dividend was paid only in October.

Consolidated balance sheet

	30 Sept 2002 € m	31 Mar 2002 € m	30 Sept 2001 € m
Fixed assets			
Property, plant and equipment	**856**	903	779
Investments in associated companies	**736**	638	616
Other investments	**442**	470	419
	2 034	2 011	1 814
Net working capital	**1 952**	1 956	1 589
Net operating assets	**3 986**	3 967	3 403
Goodwill	**5 570**	5 730	5 910
Net borrowings	**(1 401)**	(1 456)	(1 255)
Cash, cash equivalents and short-term borrowings	**(821)**	(723)	(649)
Long-term borrowings	**(580)**	(733)	(606)
Other long-term liabilities	**(184)**	(176)	(158)
	7 971	8 065	7 900
Capital employed			
Unitholders' funds	**7 893**	7 983	7 810
Minority interests	**78**	82	90
	7 971	8 065	7 900

The increase in investments in associated companies since 31 March 2002 represents the movement in the Group's share of the net tangible assets of British American Tobacco.

The carrying value of goodwill decreased during the period as a result of the amortisation charge.

Changes in unitholders' funds

	Sept 2002 € m	Sept 2001 € m
Profit attributable to unitholders on an adjusted basis	**404**	425
Goodwill amortisation	**(196)**	(192)
Exceptional items reported by associated company	**-**	(18)
Profit attributable to unitholders on a reported basis	**208**	215
Dividend declared	**(178)**	(168)
Unit based executive compensation scheme reserve movement	**(31)**	41
Translation and other adjustments	**(89)**	(15)
Net increase/(decrease) in unitholders' funds	**(90)**	73
Unitholders' funds at the beginning of the period	**7 983**	7 737
Unitholders' funds at the end of the period	**7 893**	7 810

Accounting policies

The interim financial statements have been prepared in accordance with the same accounting policies as those set out on pages 50 to 53 of the Annual Report for the year to 31 March 2002.

Swiss Stock Exchange compliance

These interim financial statements comply with the listing rules of the Swiss Stock Exchange.

Johann Rupert
Executive Chairman

Jan du Plessis
Group Finance Director

Compagnie Financière Richemont SA

Geneva, 14 November 2002

Appendix 1

Consolidated profit and loss account on a reported basis

	Notes	Sept 2002 €m	Sept 2001 €m
Operating profit		**185**	253
Goodwill amortisation	1	**(96)**	(91)
Profit before net investment income / (expense) and taxation		**89**	162
Net investment expense		**(16)**	(26)
Profit before taxation		**73**	136
Taxation		**(37)**	(65)
Profit after taxation		**36**	71
Minority interests		**1**	2
Attributable profit of the parent and its subsidiaries		**37**	73
Share of attributable profit of associates		**171**	142
Share of attributable profit on an adjusted basis		**270**	260
Goodwill amortisation in respect of associates		**(99)**	(100)
Share of exceptional items reported by associates		**-**	(18)
Attributable profit of the Group on a reported basis	2	**208**	215

A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:

	Notes	Sept 2002 €m	Sept 2001 €m
Attributable profit of the Group on a reported basis		**208**	215
Elimination of goodwill amortisation	1	**196**	192
Reported by the parent and its subsidiaries		**96**	91
In respect of associates		**99**	100
Minority interests		**1**	1
Elimination of exceptional items reported by associated company		**-**	18
Attributable profit of the Group on an adjusted basis		**404**	425

Note 1 - Goodwill amortisation

The reported results reflect the Group's accounting policy of amortising goodwill through the consolidated profit and loss account. The goodwill amortisation charge at the pre-tax profit level for the six months ended 30 September 2002 was € 96 million. An additional goodwill amortisation charge of € 99 million arises in respect of the Group's interest in British American Tobacco. The goodwill amortisation relating to minority interests is in respect of goodwill arising on the acquisition of Van Cleef & Arpels.

Note 2 - Earnings per unit on a reported basis

	Sept 2002	Sept 2001
Earnings per unit on a reported basis - basic	**€ 0.373**	€ 0.385
- fully diluted	**€ 0.374**	€ 0.388

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the year of 556.9 million units (2001: 558.2 million units) and the attributable profit of the Group of € 208 million for the period (2001: € 215 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit for the period of € 215 million (2001: € 223 million) which reflects the notional additional interest of € 7 million (2001: € 8 million) which would have accrued to the company had the full number of shares been outstanding during the period.

Appendix 2

Exchange rates used in preparation of this report

The results of the Group's subsidiaries and associates which do not report in euros have been translated at average rates of exchange against the euro.

Average exchange rates against the euro	**6 months to 30 Sept 2002**	**6 months to 30 Sept 2001**
Pound sterling	0.63	0.62
Swiss franc	1.46	1.52
U.S. dollar	0.95	0.88
Japanese yen	116.98	107.81
Closing exchange rates against the euro	**30 Sept 2002**	**30 Sept 2001**
Pound sterling	0.63	0.62
Swiss franc	1.46	1.48
U.S. dollar	0.99	0.91
Japanese yen	120.18	108.43